UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1. Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 13, 2022

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A., held on April 14, 2021)

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ No. 33.256.439/0001- 39

NIRE 35.300.109.724

Minutes of the Annual and Extraordinary General Shareholders’ Meeting

Held on April 13, 2022

Date, Time, and Location:

April 13, 2022, at 2:00 p.m., exclusively by digital means, under the terms of article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of the Instruction of Comissão de Valores Mobiliários (“CVM”) nr 481 of December 17, 2009, as amended (“ICVM 481”). Under the terms of article 4, paragraph 3 of ICVM 481, this Annual and Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Meeting” “and “Company”, respectively) was considered as held at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo, Zip code 01317-910.

Attendance:

At the Annual General Shareholders’ Meeting, shareholders representing 74.7% of the capital stock of the Company, and at the Extraordinary General Shareholders’ Meeting, shareholders representing 74.8% of the capital stock of the Company; as per electronic system log of virtual attendance made available by the Company, under the terms of article 21-V, item III of ICVM 481 or through the remote voting ballot, pursuant to article 121, sole paragraph of Law 6,404/76 and ICVM 481.

Were also present: (I) the Chairman and the Vice-Chairman of the Board of Directors of the Company, Messrs. Pedro Wongtschowski and Frederico Pinheiro Fleury Curado, respectively; (ii) the Chief Financial and Investor Relations Officer of the Company Mr. Rodrigo de Almeida Pizzinatto; (iii) the Risk and Audit Committee coordinator, Mrs. Ana Paula Janes Vescovi; (iv) the Company’s Fiscal Council members, Messrs. Flávio César Maia Luz and William Bezerra Cavalcanti Filho; and (v) Mr. Marcio Serpejante Peppe, enrolled in CRC under No. 1SP233011/O-8, representing KPMG Auditores Independentes, independent auditors of the Company.

Publications:

Call Notice: Published in the newspapers “Valor Econômico”, both printed and online versions, on March 14, 15 and 16, 2022, in compliance with articles 124 and 289, of the Brazilian Corporate Law, as amended.

Notice to Shareholders: Publishment dismissed, considering the publication of documents referred on Article 133 of the Brazilian Corporate Law, in the newspapers “Valor Econômico”, on February 25, 2022, under special chapter on pages B5 to B7, in compliance with articles 124 and 289, of the Brazilian Corporate Law, as amended.

Chairman and Secretary of the Meeting:

Chairman - Luiz Antonio de Sampaio Campos.

Secretary - André Brickmann Areno.

Agenda:

As per published in the Call Notice.

Discussed and approved matters:

1. After the reading of the summary voting map with the votes casted through remote voting ballot, considering the most recent share position in the Company’s book, which was displayed to the shareholders, under the terms of paragraph 4 of article 21-W of ICVM 481, it was dismissed, by unanimous vote of the shareholders present, the reading of documents related to the agenda of this Shareholders’ Meeting, once they are fully known by the shareholders. Forthwith, also by unanimous vote of the shareholders present, it was approved the issuance of this minutes as a summary, as per Article 130, paragraph 1 of the Brazilian Corporate Law, and it was authorized its publication omitting signatures, as per paragraph 2 of the same article. The voting instructions received at the Meeting were duly filled at the Company’s headquarters.

At the Annual General Shareholders’ Meeting:

2. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, without those which were legally hindered, the Management Report and annual accounts of the Company, and Financial Statements and its notes duly accompanied with independent auditor and Fiscal Council reports, related to the fiscal year ended on December 31, 2021.

3. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the net income allocation for the fiscal year ended on December 31, 2021, in the amount of R$ 850,463,948.89 (eight hundred and fifty million, four hundred and sixty-three thousand, nine hundred and forty-eight Reais and eighty-nine cents of Real), as described below:

a)     R$ 42,523,197.44 (forty-two million, five hundred and twenty-three thousand, one hundred and ninety-seven Reais and forty-four cents of Real) will be allocated to the legal reserve;

b)     R$ 403,970,375.73 (four hundred and three million, nine hundred and seventy thousand, three hundred and seventy-five Reais and seventy-three cents of Real) will be allocated to the statutory reserve for investments; and

c)     R$ 403,970,375.73 (four hundred and three million, nine hundred and seventy thousand, three hundred and seventy-five Reais and seventy-three cents of Real) were allocated for payment of dividends to shareholders which hold common shares, of which (i) R$218,073,611.40 (two hundred and eighteen million, seventy three thousand, six hundred and eleven Reais and forty cents of Real) was paid as interim dividends as approved by the Board of Directors August 11, 2021, in the proportion of R$0.20 (twenty cents of Real) per share; and (ii) R$185,896,764.33 (one hundred and eighty five million, eight hundred and ninety six thousand, seven hundred and sixty four Reais and thirty three cents of Reais), were paid to shareholders as dividend’s remaining balance, as from March 11, 2022, as approved by the Board of Directors February 23, 2022 in the proportion of R$0.17040 per share.

4. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the maximum global annual amount for compensation to the managers of the Company, for the period between May 2022 and April 2023, in R$ 95,000,000.00 (ninety-five million Reais) under the terms of Management Proposal, disclosed to the market and filed at the Company’s headquarters.

5. Upon the request for installation of the Fiscal Council made by a shareholder which holds more than 2% (two percent) of Company’s shares with voting right, under the terms of article 161 of Brazilian Corporate Law and CVM Instruction nr 324/00, it was approved by the majority of votes, according to the voting map attached as Exhibit I of the minutes, the election of the following effective and alternate members of the Fiscal Council, with term of office until the Annual General Shareholders’ Meeting of 2023, that will examine the documents referred to article 133, of Brazilian Corporate Law, referred to the ongoing fiscal year:

  FLÁVIO CÉSAR MAIA LUZ (effective member), Brazilian, married, engineer, enrolled on CPF/ME (Taxpayers’ Identification) under nr 636.622.138-34, resident and domiciled on Alameda Canadá, nº 162, Alphaville 2, in the City of Barueri, State of São Paulo;

  MÁRCIO AUGUSTUS RIBEIRO (alternate member), Brazilian, married, engineer, enrolled on CPF/ME (Taxpayers’ Identification) under nr 006.211.088-80, resident and domiciled on Alameda Canadá, nº 43, in the City of Vinhedo, State of São Paulo;

  GERALDO TOFFANELLO (effective member), Brazilian, married, accountant, enrolled on CPF/ME (Taxpayers’ Identification) under nr 075.257.060-72, resident and domiciled on Rua Carlos Trein Filho, nr 1.171, apt. 701, in the City of Porto Alegre, State of Rio Grande do Sul;

  PEDRO OZIRES PREDEUS (alternate member), Brazilian, married, accountant, enrolled on CPF/ME (Taxpayers’ Identification) under nr 005.474.508-00, resident and domiciled on Rua Marechal Hastimphilo de Moura, nr 338-C, apt. 23-B, in the City and State of São Paulo;

  NILSON MARTINIANO MOREIRA (effective member), Brazilian, divorced, banker and economist, enrolled on CPF/MF (Taxpayers’ Identification) under nr 583.491.386-53, resident and domiciled on SQNW 111, Block B, apt. 313, Northwest sector, in the City of Brasília, State of Distrito Federal; and

  SANDRA REGINA DE OLIVEIRA (alternate member), Brazilian, single, statistician, enrolled on CPF/ME (Taxpayers’ Identification) under nr 057.186.378-73, resident and domiciled on Rua das Acácias, nr 101/103, in the City and State of Rio de Janeiro.

6. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of this minutes, the compensation for the members of the Fiscal Council herein elected, provided that the member elected as president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 29,138.00 (twenty-nine thousand, one hundred and thirty-eight Reais) and the other effective members will be entitled to receive a monthly compensation in the amount of R$ 19,425.00 (nineteen thousand, four hundred and twenty-five Reais).

At the Extraordinary Shareholder’ Meeting:

7. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, change of the number of members that integrate the Board of Directors in this term of office, from 11 (eleven) to 10 (ten) members.

8. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of this minutes, election of Mr. Frederico Pinheiro Fleury Curado, Brazilian, married, engineer, Identity Card RG under Nr. 15.227.738/SSP-SP and enrolled on CPF/ME under Nr. 267.002.121-20, with professional address at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of São Paulo, to act as member of the Board of Directors, with unified mandate term along the other members of the Board of Directors, until the General Shareholders’ Meeting of 2023, which will appreciate the documents referred to in article 133, of the Brazilian Corporate Law, referring to the current fiscal year.

9. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of this minutes, the amendments to the Company’s Bylaws as detailed in the Management Proposal, as disclosed to the market on March 11, 2022, related to: (a) change in the percentage of independent members of the Board of Directors, (b) change in the composition of the advisory committees of the Board of Directors, (c) adaptation of the statutory devices applicable to the Audit and Risks Committee, in order to adapt it to the requirements of CVM Resolution 23/21; and (d) reduction of the percentage of net income to be allocated to the payment of mandatory dividends to shareholders, with the consequent adjustment in the percentage to be allocated to the investment reserve. The referred changes were included on the Exhibit II of this minutes.

10. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, ratification of the modification of the number of common shares into which the Company’s capital stock is divided, within the authorized limit provided in Article 6 of the Company’s Bylaws, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farnacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Meeting held on January 31, 2014. As a consequence, the Company’s capital stock was ratified and is represented by 1,115,151,608 (one billion, one hundred and fifteen million, one hundred and fifty-one thousand, six hundred and eight) common shares, all of them nominative and without par value, as stated in the Article 5 of Company’s Bylaws.

11. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the consolidation of the Bylaws, under the terms of the Exhibit II, in order to reflect the changes proposed in the items above.

General Notes and Closing:

  The Chairman of the Board registered that (i) the items of the Meeting were recorded, and such recordings will be filled in the Company’s headquarters, under the terms of article 21-E, sole paragraph, of ICVM 481; (ii) voting instructions were received, including the voting instruction of The Bank of New York Mellon, as depositary of American Depositary Receipts, with the respective vote cast, which are filed in the Company’s headquarters, and will be attached to the present minutes; and (iii) after Chairman’s request, none of the members wanted to change their vote instructions sent in the remote voting ballot.

  In compliance with article 21, paragraph 6 and Article 30, paragraph 4 of ICVM 480, the total votes of approval, rejection, and abstention computed in each item of the agenda are included in Exhibit I, which, for all effects, must be considered as integral part of the present minutes.

  The Board of Directors member and Fiscal Council members herein elected, shall take the office in this date upon the signature of respective deeds of investiture filed at the Company’s headquarters, previously consulted and have declared that: (i) they are not hindered by any offence that prevent them exercising any activities related to the offices which they were appointed; (ii) they do not hold positions in companies that should be considered competitors of the Company; and (iii) they do not have any conflict of interest with the Company, according to Article 147 of Brazilian Corporate Law and CVM Instruction nr 367/02, which is also filed in the Company’s headquarters. The new members declare to be fully aware with corporate polices of the Company, including, the Material Notice Disclosure Policy and Securities Trading Policy,

As there were no further matters to be discussed, the Meeting was concluded and the minutes were prepared, read, approved and duly signed by the participating shareholders, both through digital platform and remote voting ballot, which are considered signatory to this minutes, under the terms of article 21-V, paragraph 1 and 2 of CVM Instruction No. 481.

I hereby certify that this is a true copy of the minutes drawn up in own book.

ANDRÉ BRICKMANN ARENO

Secretary of the Meeting

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ No. 33.256.439/0001- 39

NIRE 35.300.109.724

SHAREHOLDERS PRESENT BY DIGITAL MEANS, UNDER ARTICLE 21-V, PARAGRAPH 1ST OF CVM INSTRUCTION 481:

ULTRA SA PARTICIPACOES

PARTH DO BRASIL PARTICIPACOES

CHRISTY PARTICIPACOES LTDA

BETTINA IGEL HOFFENBERG

JENNINGS LUIS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

FREDERICO PINHEIRO FLEURY CURADO

WILLIAM BEZERRA CAVALCANTI FILHO

ANA PAULA SANTORO CORIA

ANDRE LUIZ PEDRO BREGION

HELANO PEREIRA GOMES

JULIO CESAR NOGUEIRA

LUCIANA DOMAGALA

MARCELLO DE SIMONE

MIGUEL ROTHMANN JARROS

ROBERTO KUTSCHAT NETO

RODRIGO DE ALMEIDA PIZZINATTO

TABAJARA BERTELLI COSTA

PATRIA PRIVATE EQUITY VI FIP MULTIESTRATEGIA

PATRIA PIPE MASTER FUNDO DE INVESTIMENTO EM ACOES

PATRIA PIPE FIFE PREVIDENCIA MULTIMERCADO FUNDO DE INVESTIME

AXA OR ET MATIERES PREMIERES

BEST INVESTMENT CORPORATION

IT NOW IBOVESPA FUNDO DE INDICE

IT NOW IGCT FUNDO DE INDICE

ITAU ACOES DIVIDENDOS FI

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU GOVERNANCA CORPORATIVA ACOES - FUNDO DE INVESTIMENTO

ITAU HEDGE MULTIMERCADO FI

ITAU IBOVESPA ATIVO MASTER FIA

ITAU INDEX ACOES IBOVESPA - FUNDO DE INVESTIMENTO

ITAU INDEX ACOES IBRX - FUNDO DE INVESTIMENTO

ITAU PREVIDENCIA IBRX FIA

AMUNDI INDEX SOLUTIONS

GLOBAL MULTI-FACTOR EQUITY FUND

THE BANK OF NEW YORK ADR DEPARTMENT

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL (PREVI)

BB CAP IBOVESPA INDEXADO FIA

BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOES

BB TOP ACOES DUAL STRATEGY FI

BB ZACK FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO L

BB ETF IBOVESPA FUNDO DE INDICE

BB TOP ACOES ASG BRASIL FIA

BB TOP ACOES IBOVESPA INDEXADO FI

BB TOP ACOES IBOVESPA ATIVO FI

BB CAP ACOES FUNDO DE INVESTIMENTO

BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CREDITO PRIVADO

BRASILPREV TOP A FUNDO DE INV DE ACOES

BB PREVIDENCIA ACOES IBRX FUNDO DE INVESTIMENTO

BB ACOES GOVERNANCA FI

BB TOP MULTIMERCADO ASG FUNDO DE INVESTIMENTO LONGO PRAZO

SHAREHOLDERS EXERCING THE VOTE BY THE REMOTE VOTING BALLOT

UNDER ARTICLE 21-F OF CVM INSTRUCTION 481:

ASCESE FUNDO DE INVESTIMENTO EM ACOES

DYNAMO BRASIL I LLC

DYNAMO BRASIL III LLC

DYNAMO BRASIL IX LLC

DYNAMO BRASIL V LLC

DYNAMO BRASIL VI LLC

DYNAMO BRASIL VIII LLC

DYNAMO BRASIL XV LP

DYNAMO COUGAR MASTER - FIA

DYNAMO BRASIL XIV LLC

BERGEN FIA - BDR NÍVEL I – IE

SQUADRA MASTER LONG ONLY FIA

SQUADRA MASTER LONG BIASED FIA

FPRV SQA SANHACO FIA PREVIDENCIARIO

SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM ACOES

FUNDO DE INVESTIMENTO EM ACOES RVA EMB IV

SQUADRA MASTER IVP FUNDO DE INVESTIMENTO EM ACOES

SV2 EQUITY LLC

SV3 EQUITY LLC

SNAPPER EQUITY LLC

GROUPER EQUITY  LLC

MONTEIRO ARANHA S/A

CLUBE DE INVESTIMENTO OMNI II

GUEPARDO FI MULTIMERCADO LONGO PRAZO

GUEPARDO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE ACOES

GUEPARDO MASTER FUNDO DE INVESTIMENTO EM ACOES

GUEPARDO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO

WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CIBC EMERGING MARKETS INDEX FUND

DIMENSIONAL EMERGING MKTS VALUE FUND

DOMINION RESOURCES, INC. MASTER TRUST

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

IBM 401 (K) PLUS PLAN

IRISH LIFE ASSURANCE PLC

LELAND STANFORD JUNIOR UNIVERSITY

LOCAL AUTHORITIES SUPERANNUATION FUND

MANAGED PENSION FUNDS LIMITED

NORGES BANK

PACIFIC SELECT FUND

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI

RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND

RUSSEL INVESTIMENT FUNDS NON.US. FUND

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

THE BARINGS E. M. U. FUND, SUB-FUND, THE BARINGS L. A. FUND

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

THE EMERGING M.S. OF THE DFA I.T.CO.

THE MONETARY AUTHORITY OF SINGAPORE

VANGUARD INVESTMENT SERIES PLC

STATE OF NEW JERSEY COMMON PENSION FUND D

AEGON CUSTODY BV

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM

COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S

RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

BLAKROCK GLOBAL ALLOCATION FUND INC

BLACKROCK ADVANTAGE GLOBAL FUND INC

PANAGORA GROUP TRUST

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

USAA INTERNATIONAL FUND

VKF INVESTMENTS LTD

WASHINGTON STATE INVESTMENT BOARD

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC

BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC

NEW ZEALAND SUPERANNUATION FUND

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

INTERNATIONAL MONETARY FUND

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

SALT RIVER PIMA-MARICOPA INDIAN C

THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA

HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME

UTAH STATE RETIREMENT SYSTEMS

SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

RUSSEL INVESTMENTS GLOBAL EQUITY POOL

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

WELLINGTON DIVERSIFIED INFLATION HEDGES FUND

ISHARES PUBLIC LIMITED COMPANY

BLACKROCK GLOBAL ALLOCATION FUND (AUST)

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

STANLIB FUNDS LIMITED

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

KAISER FOUNDATION HOSPITALS

AXA ROSENBERG EQUITY ALPHA TRUST

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

PARAMETRIC EMERGING MARKETS FUND

ACTIVE M INTERNATIONAL EQUITY FUND

CHEVRON UK PENSION PLAN

ALASKA COMMON TRUST FUND

ISHARES MSCI BRAZIL ETF

ISHARES II PUBLIC LIMITED COMPANY

CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD

SUNSUPER SUPERANNUATION FUND

SPDR SP EMERGING MARKETS ETF

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

THE TEXAS EDUCATION AGENCY

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST

CCL Q INTERNATIONAL EQUITY FUND

CANADA PENSION PLAN INVESTMENT BOARD

FUTURE FUND BOARD OF GUARDIANS

MOS FIA

IPROFILE INTERNATIONAL EQUITY PRIVATE POOL

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

IVESCO FTSE RAFI EMERGING MARKETS ETF

RUSSEL OVERSEAS EQUITY POOL

NORTHERN TRUST INVESTIMENT FUNDS PLC

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

ISHARES MSCI BRIC ETF

PEOPLE S BANK OF CHINA

PUBLIC SECTOR PENSION INVESTMENT BOARD

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

COLLEGE RETIREMENT EQUITIES FUND

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

STICHTING PENSIOENFONDS UWV

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD

ISHARES III PUBLIC LIMITED COMPANY

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND

AMERICAN HEART ASSOCIATION, INC.

CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F

BELLSOUTH CORPORATION RFA VEBA TRUST

CENTRAL PROVIDENT FUND BOARD

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO

STICHTING PGGM DEPOSITARY

ARIZONA PSPRS TRUST

KAISER PERMANENTE GROUP TRUST

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

SCHWAB EMERGING MARKETS EQUITY ETF

ISHARES MSCI EMERGING MARKETS ETF

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

QSUPER

BMO MSCI EMERGING MARKETS INDEX ETF

WELLINGTON TRUST COMPANY N.A.

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

THE HARTFORD GLOBAL REAL ASSET FUND

THE HARTFORD INTERNATIONAL VALUE FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO

RUSSELL INSTITUTIONAL FUNDS PUBLIC LIMITED COMPANY

BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

DELA DEPOSITARY ASSET MANAGEMENT B.V.

PF INTERNATIONAL VALUE FUND

QIC INTERNATIONAL EQUITIES FUND

FIRST TRUST BRAZIL ALPHADEX FUND

SSGA SPDR ETFS EUROPE I PLC

ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO

STICHTING PENSIOENFONDS ING

EUROPEAN CENTRAL BANK

VERIZON MASTER SAVINGS TRUST

JOHN HANCOCK HEDGED EQUITY INCOME FUND

EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI ETF

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

JNL/BLACKROCK GLOBAL ALLOCATION FUND

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

MIP ACTIVE STOCK MASTER PORTFOLIO

AMF PENSIONSFORSAKRING AB

DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

VOYA EMERGING MARKETS INDEX PORTFOLIO

VANGUARD FUNDS PUBLIC LIMITED COMPANY

THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835

MERCER QIF FUND PLC

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

SQUADRA TEXAS LLC

COMMONWEALTH SUPERANNUATION CORPORATION

HAND COMPOSITE EMPLOYEE BENEFIT TRUST

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

SCHRODER EMERGING MARKETS FUND SUSTAINABLE FUND

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

BLACKROCK GLOBAL INDEX FUNDS

BLACKROCK STRATEGIC FUNDS - BLACKROCK E M ABSOLUTE RETURN F

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD

EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

CLINTON NUCLEAR POWER PLANT QUALIFIED FUND

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

CCL Q GLOBAL EQUITY FUND

RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T

STATE STREET IRELAND UNIT TRUST

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

XTRACKERS (IE) PUBLIC LIMITED COMPANY

XTRACKERS

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

GENERAL ORGANISATION FOR SOCIAL INSURANCE

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

MOBIUS LIFE LIMITED

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

WISDOMTREE ISSUER ICAV

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

KBI DST EMERGING MARKET ESG FUND

RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND

WILMINGTON MULTI-MANAGER ALTERNATIVES FUND

SYNERGIE

POOL REINSURANCE COMPANY LIMITED

LEGAL GENERAL COLLECTIVE INVESTMENT TRUST

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL

PIMCO RAE EMERGING MARKETS FUND LLC

AQR UCITS FUNDS

INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL

INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

THE BOARD OF THE PENSION PROTECTION FUND

WM POOL - EQUITIES TRUST NO. 75

NORTHERN TRUST UCITS FGR FUND

VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

STATE STREET ICAV

ISHARES ESG MSCI EM ETF

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

NAVARRO 1 FUND LLC

MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF

ISHARES IV PUBLIC LIMITED COMPANY

NORDEA 2 SICAV

DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN

LEGAL & GENERAL ICAV

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

MINISTRY OF ECONOMY AND FINANCE

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST

CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

HIGHLAND PUBLIC INFLATION HEDGES FUND

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND

CDN ACWI ALPHA TILTS FUND

EMERGING MARKETS ALPHA TILTS FUND

EMERGING MARKETS ALPHA TILTS FUND B

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMERGING MARKETS ALPHA TILTS-ENHANCED FUND

GLOBAL ALPHA TILTS FUND A

GLOBAL ALPHA TILTS FUND B

GLOBAL EX-US ALPHA TILTS FUND

GLOBAL EX-US ALPHA TILTS FUND B

GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B

LEITH WHEELER EMERGING MARKETS EQUITY FUND

BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

FRANKLIN LIBERTYSHARES ICAV

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849

THE INCUBATION FUND, LTD.

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

MERCER EMERGING MARKETS SHARES FUND

COLONIAL FIRST STATE INVESTMENT FUND 50

PARAMETRIC TMEMC FUND, LP

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL

MSCI EQUITY INDEX FUND B - BRAZIL

SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

MSCI ACWI EX-U.S. IMI INDEX FUND B2

LAERERNES PENSION FORSIKRINGSAKTIESELSKAB

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

INVESCO STRATEGIC EMERGING MARKETS ETF

WEST YORKSHIRE PENSION FUND

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

ROBECO CAPITAL GROWTH FUNDS

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E

PINEHURST PARTNERS, L.P.

PHILADELPHIA GAS WORKS PENSION PLAN

FIDEICOMISO FAE

PENSIOENFONDS WERK EN (RE)INTERGRATIE

CHUBB CORPORATION MASTER RETIREMENT TRUST

LVIP BLACKROCK GLOBAL ALLOCATION FUND

MERCER UCITS COMMON CONTRACTUAL FUND

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM

AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND

RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF

MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

NATWEST TRUSTEE AND DEPOSITARY SERVICES LIMITED AS

ASSET MANAGEMENT EXCHANGE UCITS CCF

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

ISHARES ESG MSCI EM LEADERS ETF

THIRD AVENUE TRUST, ON BEHALF OF THIRD AVENUE VALUE FUND

GLOBAL ALL CAP ALPHA TILTS FUND

BLK MAGI FUND

KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND

MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND

LEGAL GENERAL CCF

STICHTING PENSIOENFONDS PGB

BLACKROCK ADVANTAGE ESG EMERGING MARKETS EQUITY FUND OF BLAC

ARERO - DER WELTFONDS -NACHHALTIG

DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T

NORDEA EQUITY OPPORTUNITIES FUND

NATIONAL EMPLOYMENT SAVINGS TRUST

DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF

LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND

IMCO EMERGING MARKETS PUBLIC EQUITY LP

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

QIC LISTED EQUITIES FUND

INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN

RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL

LGIASUPER TRUSTEE

MACQUARIE MULTI-FACTOR FUND

MACQUARIE TRUE INDEX EMERGING MARKETS FUND

INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST

NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN

EMERGING MARKETS EX CHINA ALPHA TILTS - ENHANCED FUND

LF WALES PP EMERGING MARKETS EQUITY FUND

HARTFORD SCHRODERS DIVERSIFIED EMERGING MARKETS FU

STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

AVIVA INVESTORS

AVIVA LIFE PENSIONS UK LIMITED

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

H.E.S.T. AUSTRALIA LIMITED

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

SCHRODER INTERNATIONAL SELECTION FUND

STATE OF NEW MEXICO STATE INV. COUNCIL

STATE OF WYOMING

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

VANGUARD EMERGING MARKETS SHARES INDEX FUND

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

NEW YORK STATE COMMON RETIREMENT FUND

EXHIBIT I OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 13, 2022

VOTING MAP

In accordance with CVM Instruction nr 480 of December 7, 2009, as amended, in particular in the article 21, paragraph 6, article 30, paragraph 4, the Company informs the total number of approvals, rejections, and abstentions of each decision taken:

On Annual General Meeting:

  Vote on the report and accounts of the Management, as well as the financial statements and its explanatory notes of the fiscal year ended on December 31, 2021, together with the report from the Independent Auditors and the report from the Fiscal Council:
No. of votes in favor	753,806,502 / 90.5% of present shareholders
No. of votes against	204,787 / 0.0% of present shareholders
No. of abstentions	78,818,278 / 9.5% of present shareholders

  Vote on the allocation of net income for the fiscal year ended on December 31, 2021, under the terms of the Management Proposal:
No. of votes in favor	816,638,589 / 98.1% of present shareholders
No. of votes against	1.456.081 / 0.2% of present shareholders
No. of abstentions	14,734,897 / 1.8% of present shareholders

  Vote on the establishment of the Management's global compensation, under the terms of the Management Proposal:
No. of votes in favor	751,705,390 / 90.3% of present shareholders
No. of votes against	23,450,274 / 2.8% of present shareholders
No. of abstentions	57,673,903 / 6.9% of present shareholders

  Vote on the election of the members to the Fiscal Council and their respective alternates, under the terms of the Management Proposal:

Messrs. Flávio Cesar Maia Luz (effective member) and Márcio Augustus Ribeiro (alternate member)

No. of votes in favor	816,325,965 / 98.0% of present shareholders
No. of votes against	1,070,308 / 0.1% of present shareholders
No. of abstentions	15,433,294 / 1.9% of present shareholders

Messrs. Geraldo Toffanello (effective member) and Pedro Ozires Predeus (alternate member)

No. of votes in favor	816,326,356 / 98.0% of present shareholders
No. of votes against	1,071,619 / 0.1% of present shareholders
No. of abstentions	15,431,592 / 1.9% of present shareholders

Messrs. Nilson Martiniano Moreira (effective member) and Sandra Regina de Oliveira (alternate member)

No. of votes in favor	806,836,358 / 96.9% of present shareholders
No. of votes against	870,556 / 0.1% of present shareholders
No. of abstentions	25,122,653 / 3.0% of present shareholders

  Vote on to establish the compensation to the members of the Fiscal Council for the terms of office that begins in April 2022:
No. of votes in favor	816,340,950 / 98.0% of present shareholders
No. of votes against	30,599 / 0.0% of present shareholders
No. of abstentions	16,458,018 / 2.0% of present shareholders

On Extraordinary General meeting:

  Vote on the change of the number of members that integrate the Board of Directors:
No. of votes in favor	818,892,632 / 98.2% of present shareholders
No. of votes against	81,365 / 0.0% of present shareholders
No. of abstentions	14,736,807 / 1.8% of present shareholders

  Vote on the election of member of the Board of Directors:
No. of votes in favor	769,296,146 / 92.3% of present shareholders
No. of votes against	51,654,903 / 6.2% of present shareholders
No. of abstentions	12,759,755 / 1.5% of present shareholders

  Resolution on the following amendments to the Company’s Bylaws as detailed in this Management Proposal:

(a)   change in the percentage of independent members of the Board of Directors

No. of votes in favor	818,934,719 / 98.2% of present shareholders
No. of votes against	40,736 / 0.0% of present shareholders
No. of abstentions	14,735,349 / 1.8% of present shareholders

(b)   change in the composition of the advisory committees of the Board of Directors:

No. of votes in favor	818,942,551 / 98.2% of present shareholders
No. of votes against	31,727 / 0.0% of present shareholders
No. of abstentions	14,736,526 / 1.8% of present shareholders

(c)   adaptation of the statutory devices applicable to the Audit and Risks Committee, in order to adapt it to the requirements of CVM Resolution 23/21:

No. of votes in favor	818,953,554 / 98.2% of present shareholders
No. of votes against	16,533 / 0.0% of present shareholders
No. of abstentions	14,740,717 / 1.8% of present shareholders

(d)   reduction of the percentage of net income to be allocated to the payment of mandatory dividends to shareholders, with the consequent adjustment in the percentage to be allocated to the investment reserve:

No. of votes in favor	818,938,619 / 98.2% of present shareholders
No. of votes against	35,787 / 0.0% of present shareholders
No. of abstentions	14,736,398 / 1.8% of present shareholders

  To ratify the change in the number of common shares into which the Company’s capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrant issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farnacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014:

No. of votes in favor	818,951,113 / 98.2% of present shareholders
No. of votes against	17,256 / 0.0% of present shareholders
No. of abstentions	14,742,435 / 1.8% of present shareholders

  Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above:

No. of votes in favor	818,963,842 / 98.2% of present shareholders
No. of votes against	11,729 / 0.0% of present shareholders
No. of abstentions	14,735,233 / 1.8% of present shareholders

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.              The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

Sole Paragraph.  The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Article 2.              The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.

Article 3.              The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 4.              The Company is organized for an indefinite term.

CHAPTER II

Capital Stock and Shares

Article 5.              The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and fifteen million, one hundred and fifty one thousand, six hundred and eight (1,115,151,608) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

§1  All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2  The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6.              The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 7.              The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

Article 8.              The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.

Article 9.              Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.

CHAPTER III

Shareholders’ Meetings

Article 10.              The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

§ 1  Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 2  The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 3  The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

Article 11.              Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

§ 1  The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.

§ 2   The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

Article 12.              At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

Article 13.              Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.

Article 14.              Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.

Article 15.              The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.

§ 1  The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.

§ 2  The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

CHAPTER IV

Management – General Rules

Article 16.              The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph. The commencement of the termof the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.

CHAPTER V

Board of Directors

Section I – Members

Article 17.               The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

§ 1  The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.

§ 2  The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 3  Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

§ 4  Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

Article 18.              The Board of Directors of the Company shall have, at least, one third (1/3) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders meeting that elect them.

§ 1  When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.

Article 19.              If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph.  The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.

Section II – Election

Article 20.              Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§ 1  Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 2  At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.

§ 3  The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 4  The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the new Market Regulation.

§ 5  The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§ 6  Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.

Article 21.              When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

§ 1  The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.

§ 2  In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

§ 3  Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

§ 4  Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

§ 5  In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

§ 6  In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

Article 22.              In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

Article 23.              The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Section III – Meetings and Replacements

Article 24.              The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

§ 1  The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 2  The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 3  In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 4  The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

Article 25.              Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph.              In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Article 26.              No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 27.              Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Section IV – Powers

Article 28.              The Board of Directors shall have the power to:

a)  set the general guidelines of the Company’s and its subsidiaries’ business;

b)  elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;

c)  oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

d)  express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;

e)  fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 41, single paragraph, “b”.

f)  define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;

g)  grant stock options under the terms of Article 8 of these Bylaws;

h)  call the Shareholders’ Meetings;

i)  submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;

j)  propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;

k)  approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

l)  pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m)  submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n)  authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o)  approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p)  approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

q)  approve the execution of shareholders’ agreements by the Company or by its controlled companies;

r)  select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;

s)  express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

t)  approve corporate policies as per the proposals submitted by the relevant entities; and

u)  pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.

Article 29.              The Chairman of the Board of Directors shall:

a)  call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

b)  call and preside the meetings of the Board of Directors;

c)  communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and

d)  convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

Article 30.              The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI

Board of Executive Officers

Article 31.              The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

Sole paragraph.  The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.

Article 32.               The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 33.              The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§ 1  Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

§ 2  The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 3  The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

Article 34.              The Chief Executive Officer shall:

a)              direct, instruct and coordinate the activities of the Company;

b)              call and preside over the meetings of the Board of Executive Officers; and

c)              represent the Company in court, either as plaintiff or defendant.

Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 36.              The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.

Article 37.              The executive officers shall substitute each other, subject to the following conditions:

a)  in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b)  in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

CHAPTER VII

Committees

Article 38.              The Company shall have the following support committees attached to the Board of Directors:

(a)               Audit and Risks Committee;

(b)               People Committee; and

(c)               Strategy Committee

§ 1  Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 2  The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.

§ 3  The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

Article 39.              Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors.

§ 1   During their term of office, the members of each Committee may not be replaced except for the following reasons:

(a)  death or resignation;

(b  unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)  a substantiated decision of the Board of Directors.

§ 2  In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.

§ 3  The members of the committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 (ten) years.

Section I – Audit and Risks Committee

Article 40.              The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

§ 1  A single member of the Audit and Risks Committee may concentrate the two foregoing requirements.

§ 2  To be characterized as an independent member, the member of the Audit and Risks Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ 3  The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 (three) years have elapsed since the end of the term of office.

§ 4  The Audit and Risks Committee shall:

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

(d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

(f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Section II – People Committee

Article 41. The People Committee shall have a majority of Directors in its composition, with a minimum of two (2) independent Directors.

Sole Paragraph.              The People Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Section III – Strategy Committee

Article 42. The Strategy Committee will have a majority of Directors in its composition.

Sole Paragraph. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:

(a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

(b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43.              The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

§ 1  Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 52 hereof.

§ 2  The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.

§ 3  The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 44. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Sole Paragraph.  The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Section II – Acquisition of Relevant Interest

Article 45.              Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

§1  The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§2  For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3  The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§4  The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

Section III –Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 46.              The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Article 47.              The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.

Article 48.              As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

(a)  the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;

(b)  holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.

Sole Paragraph – For the purposes of Article 48, item “b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Article 49.              Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

(a)  on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

(b)  on second call with any number of holders of outstanding shares in attendance.

Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;

Article 50.              A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

CHAPTER X

Arbitration Court

Article 52.              The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER XI

Fiscal Year

Article 53.              The fiscal year begins on January 1st and ends on December 31st of each year.

Article 54.              After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1  The remaining profit will have the following destination:

a) twenty-five percent (25%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and

b) by proposal of the managing bodies, up to seventy-five percent (75%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

§ 2  The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 3  Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.

CHAPTER XII

Miscellaneous

Article 55.              The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

Article 56.              The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2022

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 13, 2022)